

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 15, 2010

By Facsimile (816.412.1129) and U.S. Mail

Craig L. Evans, Esq.
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106

>   **Re: Gateway Energy Corporation**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed April 13, 2010**
>
>   **Soliciting Materials filed on Schedule 14A**
>   **Filed April 12, 2010**
>   **File No. 0-06404**

Dear Mr. Evans:

We have reviewed the above filings and have the following comments.

Preliminary Proxy Statement

1.   We reissue prior comment 4 with respect to the following statements that are
       representative of those that appear in the filing:

- "The Board believes that the Removal Proposal and the Board Election Proposal are
  designed to enable Pevow to take *effective control* of the Company…" (page 3,
  emphasis added).
- "…we believe that in return for giving *effective control* to Pevow by electing
  Pevow's nominees to pursue Pevow's agenda…" (page 4, emphasis added).

The statements cited are representative of statements in the preliminary proxy statement
that imply that the Pevow nominees would fail to fulfill their fiduciary duties to
shareholders and would lack independence. As noted in the Pevow's consent solicitation
statement, (i) all of the Pevow nominees are independent of the Company within the
meaning of NASDAQ listing standards, (ii) none of the Pevow nominees are currently
affiliated with Mr. Pevow or GEC Holding, LLC and (iii) each of the Pevow nominees
has acknowledged in their nominee agreement that there is, and can be, no agreement
between Mr. Pevow and GEC Holding, LLC, on the one hand, and such nominee, on the
other hand, which governs the decisions such nominee will make as a director of
Gateway. In addition, Mr. Pevow currently holds less than 12% of the issued and

outstanding voting stock of the Company and therefore does not control the outstanding voting stock of the Company.

Please remove these and similar statements as it does not appear that the Company has a proper factual foundation for them. We note a similar statement in the soliciting materials filed on April 12. Please refrain from issuing similar statements in future soliciting materials.

2.   The Company states throughout the proxy statement that Pevow is attempting to take effective control of the Company without payment of a control premium. For example, we refer you to the following statement on page 4: "we believe that in return for giving effective control to Pevow by electing Pevow's nominees to pursue Pevow's agenda, subject to their fiduciary duties, it is fair for stockholders to expect that Pevow should offer to purchase your shares or offer to pay you some other economic value, *such as a control premium*, for that privilege" (emphasis added). Please see our comment above. Such statement inaccurately implies that the control premium with respect to the Company's shares will no longer be available if Mr. Pevow's nominees are placed on the board. Please remove this and similar statements from the proxy statement and avoid issuing such statements in future soliciting materials as it does not appear that the Company has a proper factual foundation for them.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions